Exhibit 12(a)

XEROX CREDIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions)

	Three Months Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000*	1999	1998

Income before income taxes	$30	$49	$142	$91	$137	$180	$137

Fixed Charges:
Interest expense
Xerox debt	—	—	—	—	13	32	23
Other debt	15	34	127	298	279	211	217

Total fixed charges	15	34	127	298	292	243	240

Earnings available for fixed charges	$45	$83	$269	$389	$429	$423	$377

Ratio of earnings to fixed charges (1)	3.00	2.44	2.12	1.31	1.47	1.74	1.57

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(1)

The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

*

As restated. Refer to Note 2 to the consolidated financial statements incorporated by reference in our 2001 Annual Report on Form 10-K.

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